September 25, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:              Linda Cvrkel, Branch Chief

Claire Erlanger, Staff Accountant

Re:          Hawaiian Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 8, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed July 25, 2014
File No. 001-31443

Ladies and Gentlemen:

Hawaiian Holdings, Inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated September 16, 2013 (the “Comment Letter”) relating to the above referenced filings.  For your convenience, we have repeated the comments contained in the Comment Letter before our response.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 34

Other Operating Revenue, page 37

1.                                      Please revise to quantify the reasons for the changes in line items such as other operating revenue when there are several reasons for the change in the amount. For example, you disclose that the increase in other operating revenue for 2011, as

U.S. Securities and Exchange Commission

September 25, 2013

compared to 2010, is primarily due to increased baggage revenue, increased cargo revenue due to the additional cargo capacity provided by the Airbus A330-200 aircraft and the expansion of your network and increased charter revenue, which was partially offset by decreases in your cancellation penalties revenue and the marketing component of your frequent flyer revenue. However, you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise accordingly.

Company Response:

Beginning with the Form 10-Q for the quarter ending September 30, 2013, we will enhance our description of factors that materially affect key line items being discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-Q, and where possible, quantify such factors pursuant to Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates, page 46

Frequent Flyer Accounting, page 46

2.                                      We note from the disclosure included on page 47 that during the fourth quarter of 2012, you recorded a net frequent flyer pre-tax adjustment of $7.3 million to correct an error in the accounting for your sale of mileage credits to companies participating in your frequent flyer program that are deferred and recognized as passenger revenue. We also note that the correction resulted in a change in the deferral period from 19 to 22 months, and the error primarily relates to prior periods and the impact of the error was not material to any prior period or to the 2012 fiscal year. With regards to this error that was corrected during 2012, please explain the following:

•                  Please explain in further detail the nature of the error that was identified by the Company and the quarterly period or periods to which this error relates. As part of your response, please indicate the gross amounts of any errors that were identified and explain how they resulted in the net error correction of $7.3 million. Also, please explain how this error was identified or detected by the Company’s management.

U.S. Securities and Exchange Commission

September 25, 2013

•                  Please explain in further detail how the correction of this error resulted in a change in the deferral period from 19 to 22 months as you have indicated in your disclosures.

•                  Please provide an explanation of the quantitative and qualitative factors considered by management in determining that the impact of this error was not material to 2012 or to any of the prior periods impacted by this error. As part of your response, you should clearly explain why you do not believe the correction of this error was material to your results of operations for the fourth quarter of 2012 when this error was corrected in your financial statements.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows.  The Company sells mileage credits to companies participating in our frequent flyer program. These sales are accounted for as multiple-element arrangements, with one element representing the travel that will ultimately be provided when the mileage credits are redeemed and the other consisting of marketing related activities that we conduct with the participating company. The estimated fair value of the transportation portion of these mileage credits is deferred and recognized as passenger revenue over the period when transportation is expected to be provided (currently estimated at 22 months). Amounts received in excess of the expected transportation’s fair value are recognized immediately as other revenue at the time of sale as compensation for marketing services performed.  The period over which transportation is expected to be provided is based on a study periodically performed by the Company to determine the average period of time between when a mileage credit is earned by a member of Hawaiian’s frequent flyer program and when the transportation resulting from the redemption of mileage credits is provided by Hawaiian (the deferral period).

In 2011, the Company discovered that certain “reversal transactions” (defined below) were improperly treated in the periodic study performed by the Company to determine the deferral period, which shortened the life of the frequent flyer mile and the deferral period of the miles covered by such deferral period.  We define a reversal transaction as one that, for example, reinstates expired frequent flyer miles back into a customer’s account.   Instead of eliminating both the reversal and the original transaction from the study (so that there would be no impact on the calculation of the average life of a frequent flyer mile), the study erroneously incorporated both transactions into the calculation of average life, thus treating the reversal like an issuance of new frequent flyer miles when in fact the customer had not actually earned new frequent flyer

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September 25, 2013

miles at the time of the reversal transaction.  The result of this error was a shorter life for frequent flyer miles subject to reversal transactions.  These errors were initially identified by the Company’s independent registered public accounting firm during their testing of the study in connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2011.  In our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, we concluded that this deficiency was a significant deficiency in our internal controls over financial reporting and performed additional steps to estimate the impact that reversal transactions were having on the average time from initial accrual to award redemption.

In 2012, we took additional corrective measures to remediate this deficiency.  Upon the completion of this process, we concluded that this error had affected the previously estimated average life of a mile since 2009.  In accordance with Staff Accounting Bulletin Nos. 99 and 108, we evaluated the impact of identified corrections to the financial statements (both individually and in the aggregate) in the current and prior reporting periods based on quantitative (using the ‘iron curtain’ and ‘rollover methods’) and qualitative factors.  The impact of the errors on net income for 2012, 2011, 2010, and 2009 is illustrated below:

	Pre-Tax
	2012	2011	2010	2009
	(in thousands)
Frequent Flyer - Deferral Period (1)	$—	$7,285	$8,643	$5,579
Other errors	$660	$(1,274)	$404	$(1,379)

	Tax Effected
	2012	2011	2010	2009
	(in thousands)
Frequent Flyer - Deferral Period	$—	$4,444	$5,273	$3,403
Other errors	$660	$(1,043)	$239	$(1,361)
Total iron-curtain impact	$660	N/A	N/A	N/A
Total rollover impact	$(2,741)	$(2,111)	$3,470	$1,425

Income (loss) before taxes	$85,786	$(1,082)	$81,989	$97,196
Net income (loss)	$53,237	$(2,649)	$110,255	$116,720
Iron curtain impact as a % of Net income (loss)	1%	N/A	N/A	N/A
Rollover impact as a % of Net income (loss)	5%	-80%	3%	1%

(1)           The deferral period error was described as “net” in the 10-K because it consisted of a $7.9 million error related the deferral period and an immaterial $0.6 million error related to another element of frequent flyer accounting.

U.S. Securities and Exchange Commission

September 25, 2013

We concluded the error was quantitatively immaterial because the error was 5% or less than net income in each period except 2011.  In 2011, the Company generated a very small net loss (primarily as a result of an unusual $70.0 million lease termination charge).  We considered the 2011 results to be near break-even given how close the net loss was to zero and how close the net loss was to zero compared to other years.  If the adjustment had been recorded in 2011, the Company would still have been at a slight net loss position and therefore we concluded with or without the adjustment that results would have been at or near break-even.  We did not believe this level of net income was consistent with historical results or forecasted results, and therefore did not weight the quantitative impact of the error as a percentage of net income as much as we might in other periods with more normal levels of net income.  Additionally, we noted that the impact of the error, combined with other identified misstatements for 2011, was 5% of net loss for 2011 adjusted solely to exclude the tax-effected lease termination charge, which we believe many users of the financial statements would have considered a relevant measure of our 2011 operating performance. We further noted that the total error in 2011 is immaterial based on a number of other measures — such as revenues and unit revenues (less than 0.2% of revenues and revenues per available seat miles).  With respect to 2012, reported net income was significantly lower than 2010 net income and was approximately 2.7% of total revenues.  However, we still noted that the error was 5% of net income in 2012 and was a small percentage of other measures (0.4% of revenues and revenues per available seat miles), which we deemed to be immaterial.

We also evaluated the impact of all the errors on individual line items in each period.  The errors resulting from the correction of the deferral period and other errors ranged from 0.1% to 0.6% of passenger and total operating revenues in 2012, 2011, 2010, and 2009 and less than 1.5% of all corresponding balance sheet line items as of December 31, 2012 and 2011.  We further evaluated the impact of the errors impacting passenger revenue and passenger revenue per available seat miles and noted that the impact of the errors ranged from 0.1% to 0.6% in 2012, 2011, 2010, and 2009.

Finally, we considered various qualitative factors and concluded that this error was not the result of an intentional act to deceive the users of the financial statements, did not result in a change in earnings trends, did not impact the Company’s compliance with third party loan covenants or contractual requirements, did not impact the Company’s compliance with other regulatory requirements, nor did it result in an increase in bonuses paid to officers or employees.

Based on our assessment of the quantitative and qualitative factors discussed above, we concluded that the error was immaterial to our 2012, 2011, 2010, and 2009 financial statements, and therefore, elected to correct the error in our 2012 financial statements.

U.S. Securities and Exchange Commission

September 25, 2013

We evaluated the impact of the error on our quarterly financial statements and concluded that the correction of the error in our financial statements for the fourth quarter of 2012 was material to that quarterly financial period but not material to any other interim financial period in 2011 or 2012.  In accordance with ASC 250-10-45-27, we disclosed the nature and impact of the error in our financial statements as of and for the quarter ended December 31, 2012.

Audited Financial Statements

Statements of Cash Flows, page 59

3.                                      We note that the adjustments to reconcile net income (loss) to net cash provided by operating activities includes the issuance of forward sold miles during the years ended December 31, 2011 and 2010. Please explain to us the nature and terms of these transactions and also explain why they result in non-cash income or gain.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows.  In 2009, the Company agreed to extend its co-branded credit card agreement (Extension) with its credit card partner (Partner).  Under the terms and conditions of this Extension, the Partner purchased frequent flyer miles from the Company in exchange for providing an advance payment of $40 million to the Company, which was received in 2009.  The value of the frequent flyer miles that were subsequently issued by the Company to the cardholders pursuant to the terms of the Extension resulted in a reduction of the outstanding balance of the advance payment.  We accounted for the $40 million advance payment as a loan in accordance with the provisions of ASC 470-10-25 and 35.

Consistent with the Company’s accounting policy governing frequent flyer miles, the issuance of miles to customers to settle the loan was accounted for as a multiple-element arrangement, with one element representing the travel services that are ultimately provided when the mileage credits are redeemed, and the other element consisting of marketing related services that the Company conducts with the related partnering entity.  The fair value of the transportation services element was deferred and recognized as passenger revenue over the period when transportation was expected to be provided, while the marketing services element was recognized immediately.

U.S. Securities and Exchange Commission

September 25, 2013

As the revenue related to the issuance of these frequent flyer miles was recognized from 2009 through 2011, the Company recognized these amounts as a non-cash line item in the related statements of cash flows pursuant to ASC 230-10-45-28.

Note 10. Capital Stock and Share-based Compensation, page 87

4.                                      Please revise Note 10 to disclose the significant assumptions used to value the market-based awards issued under your share-based compensation plans. Also, please revise to disclose the total intrinsic value of share-based compensation awards outstanding and those expected to vest as of the latest balance sheet date presented in your financial statements. Refer to the disclosure requirements outlined in ASC 718-10-50-2.

Company Response:

In response to the Staff’s comment, the Company will revise future filings to include the intrinsic value of shares outstanding and expected to vest.  In further response to the Staff’s comment, the Company supplementally advises the Staff that in 2012, the Company granted a market-based award to its Chief Executive Officer covering a target payout of 88,184 shares and a maximum payout of 132,276 shares of the Company’s common stock.  This award vests over a period of three years and the estimated fair value of this award was approximately $509,000 at the grant date.  We concluded the award was quantitatively immaterial and consequently did not disclose information about the significant assumptions used to value the award.  However, in the event the estimated fair value of market-based awards becomes material to the Company’s financial statements, it will disclose the significant assumptions used to value these awards.

The aggregate intrinsic value of shares outstanding and expected to vest as of December 31, 2012 was approximately $5.0 million.  When considering this fact in addition to other qualitative factors such as the overall impact to the Company’s key performance indicators and the lack of subjectivity involved in the valuation of these awards, we concluded that the omission of the disclosures called for under ASC 718-10-50-2 would not have changed or influenced the judgment of a reasonable person relying upon the Form 10-K.

U.S. Securities and Exchange Commission

September 25, 2013

Schedule II — Hawaiian Holdings, Inc.

5.                                      We note that the amount of the reduction in the deferred tax asset valuation allowance that occurred during 2010 of $65,641 as reflected in Schedule II does not agree to the change in the deferred tax asset valuation allowance disclosed in the reconciliation of income tax expense at the statutory rate to the income tax benefit for the period of $57,530. Please reconcile and revise to eliminate this inconsistency.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows.  Prior to 2009, the Company recorded a full valuation allowance against its net deferred tax assets.  During the year ended December 31, 2009, the Company generated sufficient taxable earnings, which allowed the Company to reduce its valuation allowance by $25 million.  The Company’s decision to reduce its valuation by $25 million was driven entirely by its ability to generate sufficient future taxable income that could utilize the deferred tax benefits.

In 2010, the Company continued to demonstrate its ability to generate taxable income sufficient to utilize the deferred tax benefits previously generated, which allowed it to release the remaining valuation allowance.  During the preparation of its 2010 financial statements, we identified errors that overstated deferred tax assets and the valuation allowance by $8.1 million as of December 31, 2009.  However, since the overstatement of the deferred tax asset balance was fully offset by the overstatement of the related valuation allowance, there was no impact to the Company’s financial statements as of and for the year ended December 31, 2009.

The $57.5 million change in the deferred tax asset valuation allowance disclosed in the reconciliation of income tax expense computed at the statutory federal rate to the income tax benefit for the year ended December 31, 2010 represents the release of the valuation allowance, net of the $8.1 million overstatement.  The $65.6 million reduction of the valuation allowance as reflected in Schedule II represents the gross reduction of the valuation allowance including the $8.1 million overstatement discussed above.  We do not believe the classification of the $8.1 million overstatement in the “Charged to Costs and Expenses” column of Schedule II materially misstates Schedule II taken as a whole given that the total change in valuation allowance presented in Schedule II is correct and the amounts related to the valuation allowance in the effective rate reconciliation are correct.

U.S. Securities and Exchange Commission

September 25, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Note 10. Condensed Consolidating Financial Information, page 18

6.                                      We note your disclosure that you include condensed consolidating financial information in accordance with Rule 3-10 of Regulation S-X, because the Company will fully and unconditionally guarantee the payment obligations of Hawaiian under equipment notes to be issued by Hawaiian in the future to purchase new aircraft. Please revise to disclose that the subsidiary issuer (Hawaiian) is 100% owned by the parent company guarantor. See Rule 3-10(c) of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company will, beginning with our Form 10-Q for the quarter ending September 30, 2013, revise our disclosure to clarify that Hawaiian is a 100% owned subsidiary of the Company as defined by Rule 3-10(h)(1) of Regulation S-X.

Management’s Discussion and Analysis

Second Quarter Review Financial Highlights, page 27

7.                                      We note your presentation of adjusted net income, reflecting economic fuel expense, a non-GAAP financial measure. Please note that Item 10(e)(1)(i) of Regulation S-K requires the presentation of the most comparable GAAP measure, GAAP net income, to have equal or greater prominence than the non-GAAP financial measure. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company will, beginning with our Form 10-Q for the quarter ending September 30, 2013, adjust our presentation of our non-GAAP financial measures to provide equal or greater prominence of the most directly comparable financial measure or measures calculated in accordance with Generally Accepted Accounting Principles (GAAP), in accordance with Item 10(e)(1)(i)(a) of Regulation S-K.

* * * * *

U.S. Securities and Exchange Commission

September 25, 2013

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comment and request that the Staff contact Aaron Alter of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or the undersigned at (808) 835-3000 with any questions or comments regarding this letter.  Thank you for your assistance.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Scott Topping
Scott Topping
Executive Vice President, Chief Financial Officer, and Treasurer

cc:           Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew Soucheray, Ernst & Young LLP